Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 28, 2018, except for the retrospective adoption of new accounting standards described in Note 2, as to which the date is November 30, 2018, with respect to the consolidated financial statements of Tropicana Entertainment Inc. as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 appearing in Eldorado Resorts, Inc.’s Form 8-K/A, Amendment No. 1 filed on November 30, 2018, which are incorporated by reference in this Registration Statement of Eldorado Resorts, Inc. We consent to the incorporation by reference of the aforementioned report in this Registration Statement, and to the use of our name as it appears under the caption “Experts”.

/s/ Grant Thornton LLP

New York, New York
January 11, 2019